February 25, 2008

PHILIPS EXTENDS TENDER OFFER PERIOD TO ACQUIRE RESPIRONICS

Amsterdam, The Netherlands and Murrysville, Pennsylvania – Royal Philips Electronics (NYSE:PHG, AEX:PHI) (“Philips”) and Respironics, Inc. (Nasdaq:RESP) (“Respironics”) today announced that Philips’ indirect wholly owned subsidiary Moonlight Merger Sub, Inc. (“Philips Merger Sub”) is extending the expiration date for its previously announced tender offer until 5:00 p.m., New York City time, on March 6, 2008 for all outstanding shares of common stock of Respironics for $66.00 per Respironics share, without interest and subject to any applicable withholding of taxes.

On January 3, 2008, Philips Merger Sub commenced the tender offer for the Respironics shares in accordance with the Agreement and Plan of Merger, dated as of December 20, 2007, by and among Respironics, Philips Holding USA Inc. and Philips Merger Sub, which was amended to provide for the above described extension. The offer is being extended because, as of 12:00 midnight, New York City time, on February 22, 2008, not all conditions to the offer had been satisfied or waived by Philips Merger Sub, including the approval under Council Regulation (EC) No. 139/2004 of the European Community, as amended (the “EC Merger Regulation”). The formal notification and application for approval of the offer and the merger under the EC Merger Regulation was filed on January 30, 2008 and the 25 working day review period under the EC Merger Regulation will expire on March 5, 2008. As of 12:00 midnight, New York City time, on February 22, 2008, Philips Merger Sub had received a preliminary number of tenders representing approximately 63.7 million of the outstanding Respironics shares, which represented approximately 82 percent of the outstanding Respironics shares (on a fully diluted basis).

Investors and stockholders of Respironics are urged to read the Tender Offer Statement on Schedule TO (containing the offer to purchase, a letter of transmittal and related materials) relating to the tender offer that has been filed with the Securities and Exchange Commission (the “SEC”) because it contains important information, including the various terms of, and conditions to, the tender offer. Investors and stockholders of Respironics may obtain these and other documents regarding the tender offer, the merger and the related transactions filed by Philips Merger Sub and Respironics for free from the SEC’s website at www.sec.gov.

Georgeson Inc. is the Information Agent for the tender offer and any questions or requests for assistance or free copies of the offer to purchase and the letter of transmittal may be directed to it at 199 Water Street, 26th Floor, New York, NY 10038 or by telephone toll-free at (800) 491-3017 or at (212) 440-9800 (bankers and brokers only). Deutsche Bank is the Dealer Manager for the tender offer and can be reached at 60 Wall Street, New York, NY 10005 or by telephone toll-free at (877) 221-7676.

This release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell Respironics shares, nor is it an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is made solely by means of the offer to purchase.

For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

Andre Manning
Philips Healthcare
Tel: +1 646 508 4545
Email: andre.manning@philips.com

Dan Bevevino
Vice President & CFO, Respironics
Tel: +1 724 387 5235

Maryellen Bizzack
Director, Marketing & Communications, Respironics
Tel: +1 724 387 5006

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 123,800 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

About Respironics
Respironics is a leading developer, manufacturer and distributor of innovative products and programs that serve the global sleep and respiratory markets. Focusing on emerging market needs, the Company is committed to providing valued solutions to help improve outcomes for patients, clinicians and healthcare providers. Respironics markets its products in 141 countries and employs over 5,300 associates worldwide. Further information can be found on the Company’s Web site: www.respironics.com.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, including without limitation completion of the tender offer and merger and any expected benefits of the merger. Completion of the tender offer and merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approvals, and there can be no assurance that those conditions can be satisfied or that the transactions described in this press release will completed. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Any forward-looking statements in this announcement are based upon information known to Philips on the date of this announcement. Philips undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.